
                                                                                                 -----------------------------

                                  UNITED STATES                                                           OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549                                              -----------------------------
                                                                                                 OMB Number        3235-0145
                                                                                                 Expires:   October 31, 2002
                                                                                                 Estimated average burden
                                                                                                 hours per response. . . 14.9
                                                                                                 -----------------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                            BALLANTYNE OF OMAHA, INC.
                    -----------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                    -----------------------------------------
                         (Title of Class of Securities)


                                   058516105
                    -----------------------------------------
                                 (CUSIP Number)


                                MARGARET L. DOYLE
                   ONE PACIFIC PLACE, 1125 SOUTH 103RD STREET,
                  SUITE 450, OMAHA, NE 68124 PH.(402) 393-1300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 OCTOBER 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 2 OF 17 PAGES
----------------------                                    ----------------------


SEC 1746 (2-98)        (Continued on following pages)       (Page 1 of 17 Pages)

--------------------------------------------------------------------------------
(1) Names of reporting persons. I.R.S. Identification No. of above person (entities only).
          MCCARTHY GROUP, INC.
          I.R.S. Identification No.  47-0697955
--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (SEE Instructions)
                                                                      (a):  /X/
                                                                      (b):  / /
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (SEE Instructions)
          WC/AF (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(d) or 2(e)     / /
          N/A
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
          U.S.A. - ORGANIZED UNDER THE LAWS OF THE STATE OF NEBRASKA
--------------------------------------------------------------------------------
    Number of            (7)  Sole voting power
     shares                        3,917,026 (1), (2)
     beneficially        -------------------------------------------------------
     owned by each       (8)  Shared voting power
     reporting                             0
     person with:        -------------------------------------------------------
                         (9)  Sole dispositive power
                                   3,593,141 (1)
                         -------------------------------------------------------
                         (10) Shared dispositive power
                                     323,885 (2)
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person
                                   3,917,026 (1), (2)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in row (11) excludes certain shares    : / /
     (SEE Instructions)
                                   N/A
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in row (11)
                                   31.3% (3)
--------------------------------------------------------------------------------
(14) Type of reporting person (SEE Instructions)
                                   CO (NEBRASKA CORPORATION)
================================================================================
(1) Includes 3,593,141 shares owned of record by BalCo Holdings, LLC ("BalCo"). McCarthy Group, Inc. ("MGI") is the sole manager of BalCo and, as such, exercises sole voting and dispositive power over these shares. In addition, MGI is the managing member of Fulcrum Growth Partners, L.L.C. ("Fulcrum"), the sole equity member of BalCo.
(2) Includes a total of 323,885 shares owned of record by Dana C. Bradford, Dennis M. O'Brien and Scott A. Schmidt. Each of Messrs. Bradford, O'Brien and Schmidt has assigned all voting rights to these shares to MGI, along with certain rights regarding disposition of these shares.
(3) The percentage reported in row (13) is calculated based upon 12,512,672 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of July 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended June 30, 2001.

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 3 OF 17 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
(1) Names of reporting persons. I.R.S. Identification No. of above person (entities only).
          BALCO HOLDINGS, LLC

--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (SEE Instructions)
                                                                       (a):  /X/
                                                                       (b):  / /
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (SEE Instructions)
          WC/AF (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(d) or 2(e)     / /
          N/A
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
          U.S.A. - ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE
--------------------------------------------------------------------------------
     Number of           (7)  Sole voting power
       shares                      3,593,141 (1)
       beneficially      -------------------------------------------------------
       owned by each     (8)  Shared voting power
       reporting                           0
       person with:      -------------------------------------------------------
                         (9)  Sole dispositive power
                                   3,593,141 (1)
                         -------------------------------------------------------
                         (10) Shared dispositive power
                                           0
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person
                                   3,593,141 (1)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in row (11) excludes certain shares     : / /
     (SEE Instructions)
                                   N/A
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in row (11)
                                   28.7% (2)
--------------------------------------------------------------------------------
(14) Type of reporting person (SEE Instructions)
                                   OO (DELAWARE LIMITED LIABILITY COMPANY)
================================================================================
(1) Consists of 3,593,141 shares owned of record by BalCo Holdings, LLC ("BalCo"). McCarthy Group, Inc. ("MGI"), in its capacity as sole manager of BalCo, exercises all voting and dispositive powers with respect to these shares on behalf of BalCo.
(2) The percentage reported in row (13) is calculated based upon 12,512,672 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of July 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended June 30, 2001.

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 4 OF 17 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
(1) Names of reporting persons. I.R.S. Identification No. of above person (entities only).
          FULCRUM GROWTH PARTNERS, L.L.C.
          I.R.S. Identification No. 47-0819413
--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (SEE INSTRUCTIONS)
                                                                       (a):  /X/
                                                                       (b):  / /
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
          WC/AF (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(d) or 2(e)     / /
          N/A
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
          U.S.A. - ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE
--------------------------------------------------------------------------------
     Number of           (7)  Sole voting power
       shares                                 0 (1)
       beneficially      -------------------------------------------------------
       owned by each     (8)  Shared voting power
       reporting                              0
       person with:      -------------------------------------------------------
                         (9)  Sole dispositive power
                                              0 (1)
                         -------------------------------------------------------
                         (10) Shared dispositive power
                                              0
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person
                                   0 (1)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in row (11) excludes certain shares     : / /
     (SEE Instructions)
                                   N/A
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in row (11)
                                   0%
--------------------------------------------------------------------------------
(14) Type of reporting person (SEE Instructions)
                                   OO (DELAWARE LIMITED LIABILITY COMPANY)
================================================================================
(1) Fulcrum Growth Partners, L.L.C. ("Fulcrum") owns a 100% membership interest in BalCo Holdings, LLC ("BalCo"), the record owner of 3,593,141 shares, and therefore has an economic interest in these shares, but not a beneficial ownership interest as defined in Rule 13d-3.

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 5 OF 17 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
(1) Names of reporting persons. I.R.S. Identification No. of above person (entities only).
          DANA C. BRADFORD
--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (SEE Instructions)
                                                                       (a):  /X/
                                                                       (b):  / /
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4) Source of Funds (SEE Instructions)
          PF (SEE ITEM 3)
--------------------------------------------------------------------------------
(5) Check If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) or 2(e) / /
          N/A
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
          U.S.A.
--------------------------------------------------------------------------------
    Number of            (7)  Sole voting power
     shares                                   0
     beneficially        -------------------------------------------------------
     owned by each       (8)  Shared voting power
     reporting                                0
     person with:        -------------------------------------------------------
                         (9)  Sole dispositive power
                                              0
                         -------------------------------------------------------
                         (10) Shared dispositive power
                                        173,885 (1)
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person
                                        173,885 (1)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in row (11) excludes certain shares      :/ /
     (SEE Instructions)
          N/A
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in row (11)
                                        1.4% (2)
--------------------------------------------------------------------------------
(14) Type of reporting person (SEE Instructions)
                                        IN (NEBRASKA RESIDENT)
================================================================================
(1) Consists of 173,885 shares owned of record by Dana C. Bradford in his individual capacity. Mr. Bradford has assigned all voting rights to the shares to McCarthy Group, Inc. ("MGI") and may not dispose of such shares without the prior approval of MGI.
(2) The percentage reported in row (13) is calculated based upon 12,512,672 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of July 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended June 30, 2001.

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 6 OF 17 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
(1) Names of reporting persons. I.R.S. Identification No. of above person (entities only).
          DENNIS M. O'BRIEN
--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (SEE Instructions)
                                                                       (a):  /X/
                                                                       (b):  / /
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4) Source of Funds (SEE Instructions) OO/PF (SEE ITEM 3)
--------------------------------------------------------------------------------
(5) Check If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) or 2(e) / /
          N/A
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
          U.S.A.
--------------------------------------------------------------------------------
    Number of            (7)  Sole voting power
     shares                                   0
     beneficially        -------------------------------------------------------
     owned by each       (8)  Shared voting power
     reporting                                0
     person with:        -------------------------------------------------------
                         (9)  Sole dispositive power
                                              0
                         -------------------------------------------------------
                         (10) Shared dispositive power
                                        100,000 (1)
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person
                                        100,000 (1)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in row (11) excludes certain shares      :/ /
(SEE Instructions)
          N/A
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in row (11)
                              0.8% (2)
--------------------------------------------------------------------------------
(14) Type of reporting person (SEE Instructions)
                              IN (NEBRASKA RESIDENT)
================================================================================
(1) Consists of 100,000 shares owned of record by Dennis M. O'Brien in his individual capacity. Mr. O'Brien has assigned all voting rights to the shares to McCarthy Group, Inc. ("MGI") and may not dispose of such shares without the prior approval of MGI.
(2) The percentage reported in row (13) is calculated based upon 12,512,672 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of July 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended June 30, 2001.

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 7 OF 17 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
(1) Names of reporting persons. I.R.S. Identification No. of above person (entities only).
          SCOTT A. SCHMIDT

--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (SEE Instructions)
                                                                       (a):  /X/
                                                                       (b):  / /
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4) Source of Funds (SEE Instructions) PF (SEE ITEM 3)
--------------------------------------------------------------------------------
(5) Check If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) or 2(e) / /
          N/A
--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
          U.S.A.
--------------------------------------------------------------------------------
    Number of            (7)  Sole voting power
     shares                                   0
     beneficially        -------------------------------------------------------
     owned by each       (8)  Shared voting power
     reporting                                0
     person with:        -------------------------------------------------------
                         (9)  Sole dispositive power
                                              0
                         -------------------------------------------------------
                         (10) Shared dispositive power
                                         50,000 (1)
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person
                                         50,000 (1)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in row (11) excludes certain shares      :/ /
     (SEE Instructions)
          N/A
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in row (11)
                              0.4% (2)
--------------------------------------------------------------------------------
(14) Type of reporting person (SEE Instructions)
                              IN (NEBRASKA RESIDENT)
================================================================================
(1) Consists of 50,000 shares owned of record by Scott A. Schmidt in his individual capacity. Mr. Schmidt has assigned all voting rights to the shares to McCarthy Group, Inc. ("MGI") and may not dispose of such shares without the prior approval of MGI.
(2) The percentage reported in row (13) is calculated based upon 12,512,672 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of July 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended June 30, 2001.

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 8 OF 17 PAGES
----------------------                                    ----------------------

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Ballantyne of Omaha, Inc., a Delaware corporation, with principal offices located at 4350 McKinley Street, Omaha, NE 68112 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND

     Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Act") and the agreement attached to this Statement as Exhibit 99(1), the undersigned, McCarthy Group, Inc. ("MGI"), hereby files this Statement on behalf of MGI, BalCo Holdings, LLC ("BalCo"), Fulcrum Growth Partners, L.L.C. ("Fulcrum"), Dana C. Bradford, Dennis M. O'Brien and Scott A. Schmidt (each a "Reporting Person" and, collectively, the "Reporting Persons"). MGI currently owns a 20% membership interest in Fulcrum and is the sole Managing Member of Fulcrum, and, as such, MGI is vested with, and exercises, full discretion and authority with respect to the management and control of the business activities and affairs of Fulcrum. Fulcrum owns a 100% membership interest in BalCo, and MGI serves as the sole Manager of BalCo with discretion and authority with respect to the management and control of the business activities and affairs of BalCo. MGI, as the sole manager of BalCo, has voting and dispositive control of the shares of Common Stock owned of record by BalCo. Neither Fulcrum nor BalCo have any officers or directors, as each of them are managed solely by MGI. Dana C. Bradford, Dennis M. O'Brien and Scott A. Schmidt each have executed agreements assigning all voting rights to the shares of Common Stock they own of record to MGI, together with certain rights regarding the disposition of the shares of Common Stock.

BALCO

     BalCo Holdings, LLC ("BalCo"), a Delaware limited liability company, maintains its principal place of business at 1125 South 103rd Street, Suite 450, Omaha, NE 68124, and is engaged in any lawful business or activities for which a limited liability company may be formed under the Delaware Limited Liability Company Act, including, without limitation, the acquisition and ownership of the Common Stock. BalCo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which BalCo was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FULCRUM

     Fulcrum Growth Partners, L.L.C. ("Fulcrum"), a Delaware limited liability company, maintains its principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is engaged in any lawful business or activities for which a limited liability company may be formed under the Delaware Limited Liability Company Act,

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 9 OF 17 PAGES
----------------------                                    ----------------------

including, without limitation, the ownership and operation of BalCo. Neither Fulcrum nor, to the knowledge of Fulcrum, BalCo, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which neither Fulcrum nor BalCo was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MGI

     McCarthy Group, Inc. ("MGI"), a Nebraska corporation, maintains its principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is engaged in merchant banking and, through McCarthy & Co. and McCarthy Group Asset Management, Inc. ("MGAMI"), investment banking and investment management. MGAMI is an institutional investment manager, that periodically files reports on Form 13F. Fulcrum and MGAMI have entered into a Management Agreement, dated March 17, 1999 (the "Management Agreement"), pursuant to which MGAMI provides, in exchange for a fee, investment advice to Fulcrum and MGI, as the Managing Member of Fulcrum. Additionally, McCarthy & Co., a Nebraska corporation, has entered into an Investment Services Agreement, dated March 15, 1996 (the "Services Agreement"), under which McCarthy & Co. in exchange for a fee has agreed to use its best efforts and provide services in connection with the identification of suitable investments for MGI. However, MGAMI and McCarthy & Co. do not, collectively or individually, have the right or the ability to control or direct the voting or disposition of any securities of the Issuer. Accordingly, MGAMI and McCarthy & Co. are not beneficial owners of the Common Stock of the Issuer and, therefore, are not included as Reporting Persons on this Statement.

     Exhibit 99(2) to this Statement contains a list of and information regarding the executive officers and directors of MGI required by General Instruction C to this Statement, which exhibit is incorporated herein by reference with respect to each such officer and director of MGI. MGI and, to the knowledge of MGI, none of the other Reporting Persons or the persons listed on
Exhibit 99(2), have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which MGI, the other Reporting Persons or the individuals identified on Exhibit 99(2) were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DANA C. BRADFORD

     Dana C. Bradford ("Bradford") is an individual resident of Nebraska, maintains his principal place of business at 1125 South 103rd Street, Suite 450, Omaha, NE 68124, and is a principal with McCarthy Group, Inc. ("MGI"). Bradford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Bradford was or is subject to a judgment, decree or final order enjoining future violations of,

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 10 OF 17 PAGES
----------------------                                    ----------------------

or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DENNIS M. O'BRIEN

     Dennis M. O'Brien ("O'Brien") is an individual resident of Nebraska, maintains his principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is a principal with McCarthy Group, Inc. ("MGI"). O'Brien has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which O'Brien was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCOTT A. SCHMIDT

     Scott A. Schmidt ("Schmidt") is an individual resident of Nebraska, maintains his principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is a principal with McCarthy Group, Inc. ("MGI"). Schmidt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Schmidt was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     BalCo originally acquired 3,238,845 shares of Common Stock from GMAC Commercial Credit LLC f/k/a BNY Financial Corporation on May 1, 2001 pursuant to a letter agreement regarding the purchase of the Common Stock, dated April 30, 2001, for an aggregate cash payment of $1,250,000. BalCo then acquired an additional 678,181 shares of the Common Stock from George Guttman on October 3, 2001 pursuant to a Stock Purchase Agreement dated October 1, 2001 for an aggregate cash payment of $305,181. BalCo funded these purchases out of its working capital, which is composed of contributions to capital made by the Members of BalCo on a pro rata basis determined by their respective percentage of ownership interest in BalCo. The contributions to the capital of BalCo made by Fulcrum and MGI were derived from their respective working capital.

     On October 4, 2001, MGI's membership interest in BalCo was totally redeemed in exchange for 323,885 shares of Common Stock owned by BalCo, pursuant to an Agreement Relating to Withdrawal and Redemption of Member Interest dated October 4, 2001. These shares were immediately sold to Bradford, O'Brien and Schmidt individually pursuant to separate Stock Purchase Agreements each dated October 4, 2001. Bradford purchased 173,885 shares of Common Stock for $67,109, funded by personal funds. O'Brien purchased 100,000 shares of Common Stock for $38,594 funded by a 30-day note to MGI which will be repaid from

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 11 OF 17 PAGES
----------------------                                    ----------------------

O'Brien's personal funds. Schmidt purchased 50,000 shares of Common Stock for $19,207 funded by personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     MGI, acting for and on behalf of BalCo, Fulcrum, Bradford, O'Brien and Schmidt in the capacities set forth in Item 2, intends to monitor the business and affairs of the Issuer closely and to periodically review the investment of the Reporting Persons in securities of the Issuer. Depending upon the results of such activities and such other facts and circumstances then existing, including evaluation of the business and prospects of the Issuer, availability of funds, alternative uses for funds and investments to which such funds of the Reporting Persons may be dedicated and general market conditions, BalCo or one or more of the other Reporting Persons may, from time to time, acquire additional Common Stock or other debt or equity securities of the Issuer. Such additional investments may occur at any time and may include purchases in one or more open market or private transactions, including purchases by tender offer, transactions with the Issuer or other similar investments or acquisitions. If any of the Reporting Persons subsequently makes any such additional investments or acquisitions of Common Stock or other Issuer securities, such investments or acquisitions may be undertaken with a view to acquiring a greater or controlling interest (possibly even a majority interest) in the Issuer and a commensurately greater influence with respect to the business activities and affairs of the Issuer. As a result of, or in connection with, any such investment or acquisition, BalCo or one or more of the other Reporting Persons may propose, effect or cause to occur any one or more of the following: an extraordinary business transaction, such as a merger, reorganization or liquidation or similar transaction, involving the Issuer or any of its hereafter existing subsidiaries; either or both of a change in the present number of Directors and the present composition of the Board of Directors of the Issuer; changes in the present capitalization of the Issuer; and a change in the Issuer's corporate structure, any of which may cause a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association. In addition to the foregoing, any or all of the Reporting Persons may dispose of some or all of the Common Stock or other Issuer securities from time to time, whether now owned or hereafter acquired, if any such Reporting Person deems such transaction to be in its best interest, except that Bradford, O'Brien and Schmidt cannot sell their respective shares without the prior approval of MGI.

     As mentioned above, BalCo or one or more of the other Reporting Persons continue to evaluate the prospects of additional investment in the Issuer, but at the present time, except as described in this Item 4, none of the Reporting Persons presently has any plans or proposals which relate to or would result in:
(a) the acquisition by any Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 12 OF 17 PAGES
----------------------                                    ----------------------

dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated in (a) through (i) of this
Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

MGI

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

          3,917,026 shares of Common Stock representing 31.3% of the issued and outstanding Common Stock.

     (b)  Number of shares of Common Stock over which Reporting Person has
          (i)   sole power to vote or direct the vote:                 3,917,026
          (ii)  shared power to vote or direct the vote:                       0
          (iii) sole power to dispose or direct the disposition of:    3,593,141
          (iv)  shared power to dispose or direct the disposition of:    323,885

          Pursuant to the terms of the Stock Purchase Agreements described in
          Item 6, MGI exercises sole voting power and shares dispositive power over the shares of Common Stock owned of record by Messrs. Bradford, O'Brien and Schmidt.

     (c) Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

BALCO

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

          3,593,141 shares of Common Stock representing 28.7% of the issued and outstanding Common Stock.

     (b)  Number of shares of Common Stock over which Reporting Person has
          (i)   sole power to vote or direct the vote:                 3,593,141
          (ii)  shared power to vote or direct the vote:                       0
          (iii) sole power to dispose or direct the disposition of:    3,593,141
          (iv)  shared power to dispose or direct the disposition of:          0

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 13 OF 17 PAGES
----------------------                                    ----------------------

     (c) Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

FULCRUM

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

          None

     (b)  Number of shares of Common Stock over which Reporting Person has
          (i)   sole power to vote or direct the vote:                         0
          (ii)  shared power to vote or direct the vote:                       0
          (iii) sole power to dispose or direct the disposition of:            0
          (iv)  shared power to dispose or direct the disposition of:          0

          Fulcrum exercises no voting or dispositive power over any shares of Common Stock. However, as sole equity member of BalCo, it has an economic interest in 3,593,141 shares.

     (c) Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

BRADFORD

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

          173,885 shares of Common Stock representing 1.4% of the issued and outstanding Common Stock.

     (b)  Number of shares of Common Stock over which Reporting Person has
          (i)   sole power to vote or direct the vote:                         0
          (ii)  shared power to vote or direct the vote:                       0
          (iii) sole power to dispose or direct the disposition of:            0
          (iv)  shared power to dispose or direct the disposition of:    173,885

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 14 OF 17 PAGES
----------------------                                    ----------------------

          Pursuant to the terms of the Stock Purchase Agreement described in
          Item 6, Bradford has granted MGI the sole right to vote such shares and may not sell such shares without the prior approval of MGI.

     (c) Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

O'BRIEN

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

          100,000 shares of Common Stock representing 0.8% of the issued and outstanding Common Stock.

     (b)  Number of shares of Common Stock over which Reporting Person has
          (i)   sole power to vote or direct the vote:                         0
          (ii)  shared power to vote or direct the vote:                       0
          (iii) sole power to dispose or direct the disposition of:            0
          (iv)  shared power to dispose or direct the disposition of:    100,000

          Pursuant to the terms of the Stock Purchase Agreement described in
          Item 6, O'Brien has granted MGI the sole right to vote such shares and may not sell such shares without the prior approval of MGI.

     (c) Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

SCHMIDT

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

          50,000 shares of Common Stock representing 0.4% of the issued and outstanding Common Stock.

     (b)  Number of shares of Common Stock over which Reporting Person has
          (i)   sole power to vote or direct the vote:                         0
          (ii)  shared power to vote or direct the vote:                       0

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 15 OF 17 PAGES
----------------------                                    ----------------------

          (iii) sole power to dispose or direct the disposition of:            0
          (iv)  shared power to dispose or direct the disposition of:     50,000

          Pursuant to the terms of the Stock Purchase Agreement described in
          Item 6, Schmidt has granted MGI the sole right to vote such shares and may not sell such shares without the prior approval of MGI.

     (c) Except with respect to the transactions reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

The percentage figures reported in this Item 5 were calculated based upon 12,512,672 shares of the Common Stock of the Issuer issued and outstanding as of July 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for Quarter ended June 30, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the Operating Agreement of BalCo, dated as of April 20, 2001, (the "BalCo Agreement"), a copy of which is attached hereto as Exhibit 99(3), Fulcrum, the sole remaining Member of BalCo, has agreed that MGI shall be the sole Manager of BalCo and, as such, MGI has the sole and exclusive right and ability to vote or dispose of the Common Stock of the Issuer to which this Statement relates.

     Pursuant to an Agreement Relating to Withdrawal and Redemption of Membership Interest dated October 4, 2001, a copy of which is attached hereto as
Exhibit 99(4), MGI withdrew as a member of BalCo and received a distribution from BalCo of 323,885 shares of Common Stock as the redemption price for its membership interest.

     Pursuant to the Stock Purchase Agreements of Bradford, O'Brien and Schmidt, each dated October 4, 2001 and each substantially in the form which is attached hereto as Exhibit 99(5), each of them has assigned all voting rights with respect to their respective shares of Common Stock to MGI and none of them may sell their respective shares of Common Stock without obtaining the prior written approval of MGI. In addition, O'Brien funded his acquisition of Common Stock by entering into a 30-day note to MGI attached hereto as Exhibit 99(6).

     The Issuer has entered into a Rights Agreement, dated as of May 25, 2000, with ChaseMellon Shareholder Services, L.L.C., as amended by the First Amendment to Rights Agreement, dated April 30, 2001, and further amended by the Second Amendment to the Rights Agreement, dated July 18, 2001 (the "Rights Agreement"). Pursuant to action by the Board of Directors of the Issuer on October 2, 2001, the Issuer has agreed to waive certain provisions of the Rights Agreement in connection with the additional acquisition of the Common Stock by BalCo and the addition of the three individuals to the Group.

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 16 OF 17 PAGES
----------------------                                    ----------------------

     The Limited Liability Company Agreement of Fulcrum, dated March 17, 1999, between KFS Corporation, a Nebraska corporation ("KFS"), and MGI (the "Fulcrum Agreement"), a copy of which is attached hereto as Exhibit 99(7), governs all of the rights, interests and liabilities of the Members of Fulcrum and vests MGI with full discretion and authority with respect to the management and control of the business activities and affairs of Fulcrum. The Fulcrum Agreement prescribes the respective rights of its Members with respect to the rights and interests in and to the profits and losses distributable from, and any distributions of the property of Fulcrum, including its ownership interest in BalCo and similar rights in and to the profits and losses distributable from, and any distributions of the property of BalCo, including the Common Stock. The Management Agreement and the Services Agreement referenced in Item 2 do not affect the ability of MGI to vote or control the Common Stock, and, therefore, they are not included as exhibits to this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following items are attached hereto as exhibits to this Statement:


            Exhibit           Description
            ------            ------------
             99(1)            Joint Filing Agreement
             99(2)            Executive Officers and Directors of MGI
             99(3)            Operating Agreement of BalCo
             99(4)            Agreement Relating to Withdrawal and Redemption of Membership
                              Interest
             99(5)            Stock Purchase Agreement
             99(6)            O'Brien Note to MGI
             99(7)            Limited Liability Company Agreement of Fulcrum

----------------------                                    ----------------------
CUSIP NO. 058516105                13D                      PAGE 17 OF 17 PAGES
----------------------                                    ----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 10, 2001


MCCARTHY GROUP, INC.

By   /s/ MICHAEL R. MCCARTHY
   --------------------------------
     Michael R. McCarthy, Chairman


FULCRUM GROWTH PARTNERS, L.L.C.,
a Delaware limited liability company


By McCarthy Group, Inc., its Managing
Member

By   /s/ MICHAEL R. MCCARTHY
   --------------------------------
     Michael R. McCarthy, Chairman


BALCO HOLDINGS, LLC, a Delaware
limited liability company

By McCarthy Group, Inc., its Manager

By   /s/ MICHAEL R. MCCARTHY
   --------------------------------
     Michael R. McCarthy, Chairman



/s/ DANA C. BRADFORD
-----------------------------------
Dana C. Bradford



/s/ DENNIS M. O'BRIEN
-----------------------------------
Dennis M. O'Brien



/s/ SCOTT A. SCHMIDT
-----------------------------------
Scott A. Schmidt